                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 15)*



                  INCOME OPPORTUNITY REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 452-926-108
                     -----------------------------------
                                (CUSIP Number)

Robert A. Waldman
10670 North Central Expressway, Suite 600
Dallas, Texas 75231
(214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               October 16, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 452-926-108                                        PAGE 2 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Realty Trust, Inc.
      54-0697989

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  447,902

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                       -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  447,902

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                       -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      447,902

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 452-926-108                                        PAGE 3 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc.
      75-2261065

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  31,450

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                       -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  31,450

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                       -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      31,450

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 452-926-108                                        PAGE 4 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Transcontinental Realty Investors, Inc.
      94-6565852

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  341,500

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                       -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  341,500

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                       -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      341,500

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                   INCOME OPPORTUNITY REALTY INVESTORS, INC.
                             CUSIP NO. 452-926-108

Item 1.      Security and Issuer

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Shares of Common Stock, $.01 par value (the "Shares"), of Income Opportunity Realty Investors, Inc., (the "Company") and amends the statement on Schedule 13D filed on August 7, 1996. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART") , Basic Capital Management, Inc. ("BCM") and Transcontinental Realty Investors, Inc. ("TCI")(collectively, the "Reporting Persons").

         The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. This is because BCM owns approximately 37.7% of the outstanding securities of ART and BCM serves as the advisor to ART and TCI.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and, investing in real estate. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of ART:

Name                                             Position(s)
----                                             -----------
Oscar W. Cashwell                                Director
Al Gonzalez                                      Director
Karl L. Blaha                                    Director
Dale A. Crenwelge                                Director
Roy E. Bode                                      Director
Karl L. Blaha                                    President
Thomas A. Holland                                Executive Vice President and
                                                   Chief Financial Officer
Randall M. Paulson                               Executive Vice President

Name                                             Position(s)
----                                             -----------
Bruce A. Endendyk                                Executive Vice President
Lynn W. Humphries                                Senior Vice President,
                                                   Commercial Asset Management
Robert A. Waldman                                Senior Vice President, Secretary
                                                   and General Counsel
Drew D. Potera                                   Treasurer



         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of Basic Capital Management, Inc. Mr. Cashwell is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of Age Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of ART. Mr. Blaha is a citizen of the United States of America.

         Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         Mr. Roy E. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizens of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Humphries' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Humphries' present principal occupation is Senior Vice President, Commercial Asset Management of BCM. Mr. Humphries is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:


Name                                             Position(s)
----                                             ----------
Ryan T. Phillips                                 Director
Mickey Ned Phillips                              Director
Randall M. Paulson                               President
Oscar W. Cashwell                                Executive Vice President
Thomas A. Holland                                Executive Vice President and
                                                   Chief Financial Officer
Clifford C. Towns, Jr.                           Executive Vice President,
                                                   Finance
Bruce A. Endendyk                                Executive Vice President
Mark W. Branigan                                 Executive Vice President
Cooper B. Stuart                                 Executive Vice President

Name                                             Position(s)
----                                             -----------

Lynn W. Humphries                                Senior Vice President,
                                                    Commercial Asset Management
Dan S. Allred                                    Senior Vice President
Robert A. Waldman                                Senior Vice President, General
                                                   Counsel and Secretary
Drew D. Potera                                   Vice President, Treasurer
                                                   and Securities Manager


         Information with respect to Messrs. Paulson, Endendyk, Holland, Humphries, Waldman and Potera and is disclosed in (I) and (II) above.

         Mr. R. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

         Mr. M. Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President of BCM. Mr. Allred is a citizen of the United States of America.

         (III) TCI is a real estate investment company organized and existing under the law of the State of Nevada. TCI's principal business activity is investments in real estate. The principal place of business and principal office of TCI is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of TCI:

Name                                             Position(s) with TCI
----                                             --------------------
Ted P. Stokely                                   Director
Martin L. White                                  Director
Edward G. Zampa                                  Director
Edward L. Tixier                                 Director
Randall M. Paulson                               President
Bruce A. Endendyk                                Executive Vice President
Thomas A. Holland                                Executive Vice President and
                                                    Chief Financial Officer
Lynn W. Humphries                                Senior Vice President,
                                                    Commercial Asset Management
Robert A. Waldman                                Senior Vice President, Secretary
                                                   and General Counsel
Drew D. Potera                                   Treasurer


         Information with respect to Messrs. Paulson, Humphries, Endendyk, Holland, Waldman and Potera is disclosed in (I), (II) and (III) above.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

         Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White's present principal occupation is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

         Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa's present principal occupation is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

         Mr. Tixier's business address is 110 Longhorn Lane, Dripping Springs, Texas 78620. Mr. Tixier's present principal occupation is President of Tixier, Inc. Mr. Tixier is a citizen of the United States of America.

    During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.      Interest in Securities of the Issuer

    Item 5 is hereby amended to read as follows:

    (a) Share Ownership

    The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                            Shares owned Directly


                                    Number of                 Percent of
Name                                 Shares                   Class (1)
----                                ---------                 ---------
ART                                 447,902                   29.5%
BCM                                  31,450                    2.1%
TCI                                 341,500                   22.5%

                   TOTAL            820,852                   54.0%

                           Shares owned Beneficially

                                    Number of                 Percent of
Name                                 Shares                   Class (1)
----                                ---------                 ---------
ART                                 447,902                   29.5%
BCM                                  31,450                    2.1%
TCI                                 341,500                   22.5%
Al Gonzalez (2)                     447,902                   29.5%
Dale A. Crenwelge (2)               447,902                   29.5%
Roy E. Bode (2)                     447,902                   29.5%
Oscar W. Cashwell (2)(3)            479,352                   31.5%
Karl L. Blaha (2)                   447,902                   29.5%
Edward L. Tixier (4)                341,500                   22.5%
Martin L. White (4)                 341,500                   22.5%
Ted P. Stokely (4)                  341,500                   22.5%
Edward G. Zampa (4)                 341,500                   22.5%
Total Shares beneficially
  owned by Reporting Persons        820,852                   54.0%

(1) Percentage calculations are based upon 1,519,888 Shares outstanding at August 2, 1996. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares held directly by TCI by virtue of the relationship to TCI described in Item 2.

         (b) Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 447,902 Shares held by ART. The directors of BCM have voting and dispositive power over the 31,450 Shares held by BCM. Each of the directors of TCI share voting and disposition power over the 341,500 Shares held by TCI.

         (c) Transactions in Securities

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

Reporting                          Number            Price            Type of
Person           Date            of Shares         Per Share        Transaction
---------       ----             ---------         ---------        -----------
BCM             08/12/96             100            $10.125          Open Market
BCM             08/14/96             600            $10.125          Open Market
BCM             08/15/96             400            $10.125          Open Market
BCM             08/16/96             200            $10.125          Open Market
ART             08/19/96             600            $10.000          Open Market
BCM             08/19/96             600            $ 9.625          Open Market
ART             08/20/96            1200            $10.000          Open Market
ART             08/21/96             300            $10.000          Open Market
ART             08/22/96             500            $10.125          Open Market
ART             08/26/96             200            $ 9.500          Open Market
ART             08/26/96             200            $ 9.875          Open Market
ART             08/26/96             500            $10.125          Open Market
ART             08/28/96             100            $10.125          Open Market
ART             08/30/96             100            $10.125          Open Market
ART             09/03/96             100            $10.125          Open Market
ART             09/09/96             600            $10.125          Open Market
ART             09/10/96             300            $10.125          Open Market
ART             09/11/96             500            $10.125          Open Market
ART             09/12/96             200            $10.125          Open Market

Reporting                          Number            Price            Type of
Person           Date            of Shares         Per Share        Transaction
---------       ----             ---------         ---------        -----------
ART             09/13/96             100            $10.125          Open Market
ART             09/16/96             200            $10.125          Open Market
ART             09/17/96            2000            $10.125          Open Market
ART             09/18/96             600            $10.000          Open Market
ART             09/19/96             500            $10.125          Open Market
ART             09/20/96            1600            $10.125          Open Market
ART             09/25/96             500            $10.125          Open Market
ART             09/26/96             300            $10.125          Open Market
ART             09/27/96             200            $10.125          Open Market
ART             09/30/96             100            $10.125          Open Market
BCM             10/01/96             600            $10.125          Open Market
ART             10/02/96             600            $10.125          Open Market
BCM             10/03/96             500            $10.125          Open Market
BCM             10/04/96             100            $10.125          Open Market
BCM             10/07/96             500            $10.125          Open Market
BCM             10/10/96             200            $10.125          Open Market
BCM             10/11/96             300            $10.125          Open Market
ART             10/14/96             200            $10.125          Open Market
ART             10/16/96             700            $10.000          Open Market
ART             10/16/96             200            $ 9.875          Open Market
ART             10/16/96            6600            $ 9.625          Open Market


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         ART has pledged 13,250 shares to Advest, Inc., pledged 16,000 shares to Alex Brown (NY), pledged 8,000 shares to Arnold Sec., pledged 400 shares to Baker & Co., pledged 4,000 shares to Baraban Securities, pledged 32,400 shares to Bear Stearns, pledged 11,600 shares to Bidwell & Company, pledged 10,000 shares to CJ Lawrence, Inc., pledged 2,000 shares to Cowen & Co., pledged 13,000 shares to Dain Bosworth, pledged 18,288 shares to Dean Witter, pledged 4,000 shares to Equitable, pledged 4,200 shares to First Southwest, pledged 22,000 shares to Global Strategies, pledged 17,280 shares to Goldman Sachs, pledged 21,800 shares to Hambrecht & Quist, pledged 5,000 shares to JB Oxford, pledged 6,000 shares to Legg Mason (TX), pledged 6,000 shares to May Financial, pledged 32,200 shares to McDonald & Company, pledged 3,400 shares to Montgomery, pledged 12,300 shares to Mutual Sec., pledged 41,934 shares to NationsBanc Cap., pledged 10,000 shares to Nationwide Securities, pledged 13,000 shares to Olde, pledged 15,900 shares to Oppenheimer (TX), pledged 2,000 shares to Pacific Brokerage, pledged 2,000 shares to The Principal, pledged 33,800 shares to Rauscher Pierce Refsnes, Inc., pledged 2,000 shares to Regions Investment, pledged 18,600 shares to Roney & Co., pledged 2,000 shares to Tucker Anthony, pledged 28,350 shares to United Pacific Bank and pledged 15,200 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         BCM has pledged 2,000 shares to The Advisors Group, pledged 2,000 shares to Baker & Co., pledged 400 shares to Baraban Securities, pledged 2,000 shares to Boatmen's, pledged 2,000 shares to Brown & Co., pledged 2,000 shares to Chatfield Dean, pledged 4,000 shares to CJ Lawrence, pledged 400 shares to Dean Witter, pledged 6,000 shares to Hambrecht & Quist, pledged 4,000 shares to Legg Mason (TX), pledged 500 shares to NationsBanc Cap., pledged 1,150 shares to Olde, and pledged 5,000 shares to Rauscher Pierce Refsnes, Inc. in stock margin accounts maintained by it with such brokers.

         TCI has pledged 221,500 shares to Dean Witter and pledged 120,000 shares to Prudential (TX) in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 1996


                                       AMERICAN REALTY TRUST, INC.



                                  By:  /s/ KARL L. BLAHA
                                       -----------------------------------
                                       Karl L. Blaha, President




                                       BASIC CAPITAL MANAGEMENT, INC.



                                  By:  /s/ DREW D. POTERA
                                       -----------------------------------
                                       Drew D. Potera, Treasurer




                                       TRANSCONTINENTAL REALTY INVESTORS, INC.



                                  By:  /s/ DREW D. POTERA
                                       -----------------------------------
                                       Drew D. Potera, Treasurer





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